Exhibit 99.1
FINANCIAL INFORMATION AND SUPPLEMENTARY DATA OF SIGNIFICANT EQUITY METHOD INVESTEE
CAESARS GROWTH PARTNERS, LLC

EXPLANATORY NOTE
Unconsolidated Significant Subsidiary
Caesars Acquisition Company's primary asset is its interest in Caesars Growth Partners, LLC ("CGP LLC"), which is accounted for using the equity method. As the investment in CGP LLC is considered to be significant for the period subsequent to the Transactions, CGP LLC's annual financial statements are required to be included as an exhibit to each Caesars Acquisition Company ("CAC") Annual Report on Form 10-K in accordance with SEC Rule 3-09 of Regulation S-X. Given the significance of this investment to the financial position and results of operations of CAC, CAC has elected to include selected financial information of CGP LLC in this Quarterly Report on Form 10-Q.

CAESARS GROWTH PARTNERS, LLC
CONSOLIDATED CONDENSED BALANCE SHEETS
(UNAUDITED)
(In millions)

	June 30, 2016	December 31, 2015
Assets
Current assets
Cash and cash equivalents	$1,029.2	$901.7
Restricted cash	3.7	3.6
Receivables, net of allowance for doubtful accounts of $5.9 and $9.3, respectively	125.6	118.8
Prepayments and other current assets	33.2	38.0
Total current assets	1,191.7	1,062.1
Investment in Caesars Enterprise Services, LLC	26.9	26.5
Land, property and equipment, net	2,531.0	2,576.4
Goodwill	302.5	302.5
Intangible assets other than goodwill, net	242.7	260.7
Restricted cash	5.5	8.9
Deferred tax assets	29.1	28.3
Prepaid management fees to related parties	200.2	206.5
Deferred charges and other	48.4	50.7
Total assets	$4,578.0	$4,522.6

Liabilities and Equity
Current liabilities
Accounts payable	$42.3	$50.4
Payables to related parties	44.1	41.5
Accrued expenses	179.3	178.2
Accrued interest payable	36.3	37.0
Foreign tax payable	7.4	2.0
Current portion of long-term debt	22.6	69.7
Total current liabilities	332.0	378.8
Long-term debt	2,261.6	2,267.6
Deferred tax liabilities	2.3	7.3
Deferred credits and other	217.2	137.2
Total liabilities	2,813.1	2,790.9

Commitments and contingencies
Redeemable non-controlling interests	0.7	0.5
Equity
Additional paid-in capital	1,253.5	1,277.3
Retained earnings	468.7	413.7
Total equity attributable to Caesars Growth Partners, LLC	1,722.2	1,691.0
Non-controlling interests	42.0	40.2
Total equity	1,764.2	1,731.2
Total liabilities and equity	$4,578.0	$4,522.6

CAESARS GROWTH PARTNERS, LLC
CONSOLIDATED CONDENSED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
(UNAUDITED)
(In millions)

	Three Months Ended June 30,		Six Months Ended June 30,
	2016	2015	2016	2015
Revenues
Interactive Entertainment
Social and mobile games	$237.4	$175.4	$455.6	$343.0
WSOP and online real money gaming	12.0	10.8	21.6	19.8
	249.4	186.2	477.2	362.8
Casino Properties and Developments
Casino	258.8	244.7	516.8	503.7
Food and beverage	68.1	66.0	140.4	134.3
Rooms	91.2	82.5	184.2	156.8
Other	53.6	42.8	99.2	79.0
Less: casino promotional allowances	(47.5)	(46.0)	(100.6)	(93.9)
	424.2	390.0	840.0	779.9
Net revenues	673.6	576.2	1,317.2	1,142.7

Operating expenses
Interactive Entertainment - Direct
Platform fees	68.9	51.3	132.5	100.0
Casino Properties and Developments - Direct
Casino	135.8	131.3	276.8	273.5
Food and beverage	31.4	30.8	62.2	61.4
Rooms	23.9	21.5	46.3	40.2
Property, general, administrative and other	260.1	173.3	470.4	354.7
Write-downs, reserves, and project opening costs, net of recoveries	1.2	3.5	1.8	6.6
Management fees to related parties	12.4	17.5	24.7	31.0
Depreciation and amortization	49.6	45.9	96.3	87.0
Change in fair value of contingently issuable non-voting membership units	—	2.7	—	(114.8)
Total operating expenses	583.3	477.8	1,111.0	839.6
Income from operations	90.3	98.4	206.2	303.1
Interest expense, net of interest capitalized	(49.2)	(47.6)	(100.1)	(95.8)
Other expense, net	(1.0)	—	(1.0)	(1.0)
Income from operations before provision for income taxes	40.1	50.8	105.1	206.3
Provision for income taxes	(15.8)	(13.8)	(43.9)	(25.2)
Net income	24.3	37.0	61.2	181.1
Other comprehensive income, net of taxes	—	—	—	—
Comprehensive income	24.3	37.0	61.2	181.1
Less: net income attributable to non-controlling interests	(3.3)	(2.4)	(6.8)	(2.3)
Comprehensive income attributable to Caesars Growth Partners, LLC	$21.0	$34.6	$54.4	$178.8

CASESARS GROWTH PARTNERS, LLC
CONSOLIDATED CONDENSED STATEMENTS OF EQUITY
(UNAUDITED)
(In millions)

	Additional Paid-in Capital	Retained Earnings	Non-controlling Interests	Total Equity
Balance at January 1, 2015	$1,078.0	$191.9	$33.9	$1,303.8
Net income	—	178.8	3.0	181.8
Issuance of Caesars Interactive Entertainment, Inc. common stock	34.7	—	6.5	41.2
Purchase of Caesars Interactive Entertainment, Inc. common stock	(31.0)	—	(7.2)	(38.2)
Stock-based compensation	2.1	—	—	2.1
Transactions with parents and affiliates, net	(31.0)	—	—	(31.0)
Other	1.0	—	—	1.0
Balance at June 30, 2015	$1,053.8	$370.7	$36.2	$1,460.7

Balance at January 1, 2016	$1,277.3	$413.7	$40.2	$1,731.2
Net income	—	54.4	6.6	61.0
Issuance of Caesars Interactive Entertainment, Inc. common stock	20.3	—	3.6	23.9
Purchase of Caesars Interactive Entertainment, Inc. common stock	(34.6)	—	(8.5)	(43.1)
Stock-based compensation	3.3	—	—	3.3
Transactions with parents and affiliates, net	(12.8)	—	—	(12.8)
Other	—	0.6	0.1	0.7
Balance at June 30, 2016	$1,253.5	$468.7	$42.0	$1,764.2

CAESARS GROWTH PARTNERS, LLC
CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOWS
(UNAUDITED)
(In millions)

	Six Months Ended June 30,
	2016	2015
Cash flows from operating activities
Net income	$61.2	$181.1
Adjustments to reconcile net income to cash flows provided by operating activities
Depreciation and amortization	96.3	87.0
Amortization of debt discount and debt issuance costs	5.8	5.4
Impairment of investment	1.0	—
Change in fair value of contingently issuable non-voting membership units	—	(114.8)
Stock-based compensation	97.0	21.7
Non-cash management fee payable to related parties	1.4	9.1
Net change in deferred income taxes	(5.1)	(6.5)
Net change in long-term accounts	7.8	2.4
Net change in working capital accounts	8.9	(76.8)
Other	1.2	—
Cash flows provided by operating activities	275.5	108.6
Cash flows from investing activities
Land, buildings and equipment additions, net of change in construction payables	(39.6)	(131.6)
Additional investments in Caesars Enterprise Services, LLC	(0.7)	(0.9)
Increase in restricted cash	(1.1)	(9.4)
Decrease in restricted cash	4.4	24.0
Cash flows used in investing activities	(37.0)	(117.9)
Cash flows from financing activities
Proceeds from issuance of debt	15.0	80.0
Repayments under lending agreements	(72.9)	(29.8)
Proceeds from issuance of Caesars Interactive Entertainment, Inc. stock	2.2	3.2
Repurchase of Caesars Interactive Entertainment, Inc. stock	(43.1)	(38.2)
Sale of partial interest in Maryland joint venture	—	1.0
Distributions to parents, net	(12.2)	(28.0)
Acquisition related contingent consideration payment	—	(32.4)
Cash flows used in financing activities	(111.0)	(44.2)
Net increase/(decrease) in cash and cash equivalents	127.5	(53.5)
Cash and cash equivalents, beginning of period	901.7	944.1
Cash and cash equivalents, end of period	$1,029.2	$890.6

OTHER INFORMATION
Subsequent Events
On July 30, 2016, Caesars Interactive Entertainment, Inc., a Delaware corporation ("CIE"), an indirect subsidiary of CAC, Alpha Frontier Limited, a Cayman Islands exempted company ("Purchaser"), backed by a consortium that includes Giant Investment (HK) Limited, an affiliate of Shanghai Giant Network Technology Co., Ltd.; Yunfeng Capital; China Oceanwide Holdings Group Co., Ltd.; China Minsheng Trust Co., Ltd.; CDH China HF Holdings Company Limited and Hony Capital Fund (collectively, the "Consortium"), and, solely for certain limited purposes described therein, CGP LLC, and CIE Growth, LLC, a Delaware limited liability company, entered into a Stock Purchase Agreement (the "Purchase Agreement"), pursuant to which, among other things, CIE will sell its social and mobile games business (the "SMG Business") to Purchaser (such sale, together with the transactions contemplated under the Purchase Agreement, the "Sale").
Subject to the terms and conditions of the Purchase Agreement, CIE will form a wholly owned subsidiary ("New CIE") and consolidate the SMG Business, including Playtika, Ltd. ("Playtika"), into New CIE (the "Subsidiary Restructuring"). At the closing of the Sale (the "Closing"), Purchaser will acquire all of the issued and outstanding capital stock of New CIE for cash consideration of $4.4 billion, subject to customary purchase price adjustments for net working capital, cash, transaction expenses and debt.
In order to finance Purchaser's obligations under the Purchase Agreement, including payment of the purchase price, the Consortium members have each entered into an equity commitment letter. The availability of the equity financing, however, is not a condition to consummation of the Sale, and Purchaser will remain subject to the obligations under the Purchase Agreement until the Sale is consummated or the Purchase Agreement is terminated in accordance with its terms.
CIE has agreed to hold the proceeds from the Sale in a separate maintenance account until the occurrence of certain bankruptcy release events, as further detailed in the Purchase Agreement. CIE may use the funds held in such maintenance account, subject to certain limitations, for certain permitted uses, including the release of certain bankruptcy claims and indemnification of Purchaser for any bankruptcy-related claims, as well as up to an aggregate amount not to exceed $1.85 billion for the payment of transaction expenses related to the Sale, distribution to minority shareholders or equity holders of CIE, tax payments, one or more distributions or advances to Caesars Entertainment Corporation ("CEC") or any of its subsidiaries for the payment of professional fees in an aggregate amount not to exceed $200 million and for the support or advancement of a proposed casino project in South Korea in an aggregate amount not to exceed $100 million.
The assets to be sold are limited to the SMG Business and will not include CIE's interest in the World Series of Poker ("WSOP") brand and other WSOP-related intellectual property or CIE's online real money gaming business. Pursuant to the Purchase Agreement, at the Closing, the parties will also enter into certain intellectual property licenses. CIE will grant an exclusive license to Playtika with respect to the WSOP and other WSOP-related trademarks owned by CIE or its affiliates for use in Playtika's social and mobile games for a 3% royalty on net revenues. CIE will also sublicense on an exclusive basis to Playtika certain of the trademarks licensed to CIE by Caesars Entertainment Operating Company, Inc. ("CEOC") and certain of its affiliates under the Cross Marketing and Trademark License Agreement, dated September 2011, for use in Playtika's social and mobile games for a 3% royalty on net revenues. In addition, Playtika and Playtika Santa Monica, LLC will grant a royalty-free, non-exclusive license to CIE under patents owned by them for use in CIE's and its affiliates' real money gaming business. Furthermore, CIE and Purchaser agreed to negotiate the entry into a transition services agreement for the provision of certain transition services for a period of not more than three months following the Closing.
CIE and Purchaser have each made customary representations, warranties and covenants in the Purchase Agreement. In addition, CIE has agreed not to, directly or indirectly, initiate, solicit, encourage or facilitate any proposals or offers for certain transactions involving the sale of the SMG Business.
The consummation of the Sale is subject to the satisfaction or waiver of various other conditions, including, among others, (i) obtaining any necessary consents or approvals as may be required under the Hart-Scott Rodino Act of 1976, as amended, or any other antitrust law to effect the Sale, (ii) no issuance of any order by a governmental authority restraining or prohibiting the Sale, (iii) the completion of the Subsidiary Restructuring, (iv) obtaining a certain tax certificate from the Israeli Tax Authority, and (v) the retention of certain key employees.
On July 29, 2016, Purchaser deposited $150 million into an escrow account and, pursuant to the terms of the Purchase Agreement, Purchaser will deposit an additional $150 million into the escrow account by 11:59 p.m., Pacific time on August 8, 2016 for a total deposit of $300 million (the "Deposit"). The Purchase Agreement will automatically terminate, and the initial $150 million will be released to CIE, if the full amount of the Deposit is not made by Purchaser by such time. The subsequent deposit of $150 million was received by the escrow agent on August 1, 2016, and consequently the Purchase Agreement will not terminate automatically, and the total deposit will continue to be held in escrow in accordance with the terms of the Purchase Agreement.

The Purchase Agreement also contains certain termination rights, including a right by either CIE or Purchaser to terminate the Purchase Agreement if the Sale has not been consummated within 120 days of the execution of the Purchase Agreement, subject to a 90 day extension by either party if any governmental or regulatory restrictions have been placed on the consummation of the transaction or the tax certificate from the Israeli Tax Authority has not been obtained. If the Purchase Agreement is terminated, the Deposit will be released to either CIE or Purchaser depending on the circumstances of such termination as specified in the Purchase Agreement.
The foregoing description of the Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the Purchase Agreement, which is filed as Exhibit 2.1 to the Form 8-K filed by Caesars Acquisition Company on August 1, 2016.
Consent to CIE Sale Transaction
On July 30, 2016, CAC and CEC entered into an agreement regarding CEC's consent to the sale of the SMG Business (the "CIE Sale Transaction Consent"), as approved by the special committee of CAC's Board of Directors and the strategic alternatives committee of the board of directors of CEC.
Subject to the terms and conditions of the agreement, CEC granted any and all approvals, consents or waivers with respect to the sale of the SMG Business in accordance with the Amended and Restated Agreement and Plan of Merger, dated as of July 9, 2016, by and between CAC and CEC (the "Merger Agreement"). In addition, CEC separately waived its right of first offer and consented to the sale of the SMG Business for all purposes in connection with the Amended and Restated Limited Liability Company Agreement of CGP LLC (the "CGP Operating Agreement").
Furthermore, CAC and CEC agreed to use commercially reasonable efforts to amend the CGP Operating Agreement to, among other things, permit CGP LLC following the Closing to (i) make one or more non-pro rata distributions or advances to CEC of up to $200 million for professional fees and up to $100 million to support a proposed casino project in South Korea, and (ii) make one or more non-pro rata distribution to CAC to pay tax liabilities resulting from the Sale.
The foregoing description of the CIE Sale Transaction Consent does not purport to be complete and is qualified in its entirety by reference to the CIE Sale Transaction Consent, which is filed as Exhibit 10.1 to the Form 8-K filed by Caesars Acquisition Company on August 1, 2016.